Exhibit 99.2
Yingli Green Energy Announces 300 MW PANDA Mono-Crystalline
Manufacturing Capacity Expansion Project
BAODING, China, March 8, 2010 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which holds the brand “Yingli Solar,” today announced a 300 MW PANDA mono-crystalline silicon-based manufacturing capacity expansion project at its Baoding headquarters. The Company also announced a project loan of RMB 1.5 billion for the financing of this expansion project and a working capital credit facility of RMB 250 million, both granted by the Bank of Communications Co., Ltd., Hebei Branch (“BOCOM”).
300 MW PANDA Mono-Crystalline Manufacturing Capacity Expansion at Baoding Headquarters
Yingli Green Energy announced its plan to build PANDA mono-crystalline silicon-based manufacturing lines with annual production capacity of 300 MW in each of mono-crystalline ingots and wafers, cells and modules at its Baoding headquarters, through its wholly owned subsidiary, Yingli Energy (China) Co., Ltd. (“Yingli China”). The new production lines will be designed to produce next-generation high efficiency PV cells based on the technology developed through Project PANDA, a collaboration among Yingli Green Energy, the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Amtech Systems, Inc. (NASDAQ: ASYS), a global supplier of production and automation systems and related supplies for the manufacture of PV cells.
RMB 1.5 Billion Project Loan and RMB 250 Million Working Capital Credit Facility Granted by BOCOM
Yingli Green Energy also announced Yingli China has secured a project loan of RMB 1.5 billion and a working capital credit facility of RMB 250 million from BOCOM. Under the loan agreement, BOCOM has agreed to provide to Yingli China, subject to certain conditions, a five-year project loan of RMB 1.5 billion to support Yingli China’s 300 MW expansion project in Baoding. In addition, BOCOM also granted a working capital credit facility of RMB 250 million to Yingli China.
“Shared anticipation of global PV industry growth, the robust flow of orders and inquiries that we have already received in 2010 and our global growth strategy are the main motivations for this strategic capacity expansion plan,” said Mr. Liansheng Miao, Chairman and CEO of Yingli Green Energy. “We believe this expansion will allow us to meet the increasing demand for our bankable, cost-effective products and further drive down costs through increased cell conversion efficiency and the larger scale of manufacturing. On the Project PANDA pilot line, we have already successfully produced next-generation cells with an average efficiency rate of 18% or higher. Looking ahead, we expect to increase the average efficiency rate to at least 18.5% on the commercial production lines by the end of this year. Combined with the existing 600 MW production capacity in Baoding and the 100 MW capacity under construction in Hainan Province, this new expansion project is expected to bring our total production capacity to 1 GW by the end of 2010. With this expansion in place, we will be better positioned than ever to solidify our leadership in the global PV market.”
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (NYSE: YGE), which holds the brand Yingli Solar, is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. As of today, Yingli Green Energy maintains a balanced production capacity of over 600 MW per year. Two capacity expansion projects of 300 MW and 100 MW are under construction in Baoding and Hainan, respectively, and are expected to bring Yingli Green Energy’s total production capacity to 1 GW by the end of 2010. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 6,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “is/are likely to” and similar statements, in particular, those relating to the anticipated shipments for the second quarter of 2009 and the expected gross margin target for the same quarter. Such statements are based upon management’s current expectations and projections about future events and financial trends, as well as current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
Courtney Shike
Brunswick Group LLC
Tel: +86-10-6566-2256
E-mail: cshike@brunswickgroup.com
In the United States:
Katie Cralle
Brunswick Group LLC
Tel: +1-212-333-3810
Email: kcralle@brunswickgroup.com